March 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallah
Sasha Parikh
Doris Stacey Gama
Tim Buchmiller

Re:	Regentis Biomaterials Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 12, 2025 CIK No. 0001912966

Dear Ms. Gama and Mr. Buchmiller:

We are writing to submit the responses of Regentis Biomaterials Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 19, 2025, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1, submitted by the Company on February 12, 2025.

Concurrently with the submission of this letter, the Company is publicly filing via EDGAR a Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 59

1.	We note your revisions to address prior comment 1. In this regard, on page 116, you noted that the bridge loans were entered into between October and November 2024. Please tell us your consideration of reflecting the issuance of the $250,000 bridge loans as a Pro Forma adjustment.

Response: In response to the Staff’s comment, the Company has revised the applicable pro-forma and pro-forma as adjusted disclosure in the Registration Statement respect to give effect to the loans.

2.	As a related matter, please revise your total capitalization balance to properly reflect the summation of all the line items.

Response: In response to the Staff’s comment, the Company has revised its total capitalization balance to properly reflect the summation of all the line items.

Notes to Financial Statements

Note 2 (m) - Basic and diluted loss per share, page F-26

3.	Similar to your response to prior comment 3, please revise your accounting policy footnotes here and on page F-8 to clarify that your preferred shares are participating securities and that your earnings per share is calculated using the two-class method.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the applicable footnotes to clarify that preferred shares are participating securities and that earnings per share is calculated using the two-class method.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Dr. Eli Hazum